SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: May 11, 2012

DUOYUAN GLOBAL WATER INC.

(Translation of Registrant’s name into English)

No. 3 Jinyuan Road

Daxing Industrial Development Zone

Beijing 102600

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

RESIGNATION OF DIRECTORS

On May 4, 2012, Mr. David Shing Yim Chau submitted his letter of resignation from his position as a member of the Board of Directors of Duoyuan Global Water Inc. (“DGW”). Mr. Chau stated that he is resigning because he needs more time to deal with his other business commitments. Mr. Chau confirmed that he is leaving in good terms with DGW or any of its management. A copy of the resignation letter of Mr. Chau is attached hereto as Exhibit 99.1.

SEARCH FOR REPLACEMENT DIRECTORS

Following the resignation of Mr. Chau from the Board of Directors, the remaining members of DGW’s Board of Directors discussed the need to fill the vacancy created by the resignation of Mr. Chau. The Board Members agreed that it was important to find a suitable candidate, who has an accounting and financial background as soon as practicable. The Board has begun the process of seeking a replacement director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUOYUAN GLOBAL WATER INC.

By:	/s/ Wenhua Guo
Wenhua Guo
Name: Wenhua Guo
Title: Chairman and Chief Executive Officer

Date: May 11, 2012

3